SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2009

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT

Exhibit	Description
1.1	Clarification announcement dated March 2, 2009 of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 2, 2009

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLARIFICATION ANNOUNCEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The board of directors (the “Board”) of Hutchison Telecommunications International Limited (the “Company”) has noted a newspaper article appearing in The South China Morning Post today speculating that the Company may seek a spin-off and separate listing of its telecommunications businesses in Hong Kong and Macau. The Board is not aware of the source of the information in the newspaper article. The Board regularly considers various ways of enhancing shareholder value, which may include the possible spin-off and separate listing of certain of the Company’s telecommunications businesses. However, whilst the Company and its advisers are in advanced discussions concerning a possible spin-off and separate listing of the Company’s Hong Kong and Macau telecommunications businesses by way of distribution in specie not involving any raising of new capital, no decision has been made by Board up to the date of this announcement.

The Company confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of The Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rule”), neither is the Board aware of any matter discloseable under the general obligation imposed by Listing Rule 13.09, which is or may be of a price sensitive nature.

A further announcement will be made as soon as the matter is subject to a decision by the Board. In the meantime, the Company’s shareholders and investors generally should exercise caution when dealing in the Company’s securities.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 2 March 2009

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. LUI Pok Man, Dennis	Mr. KWAN Kai Cheong
Mr. Christopher John FOLL	Mr. John W. STANTON
Mr. CHAN Ting Yu	Mr. Kevin WESTLEY
(also Alternate to Mr. Lui Pok Man, Dennis)
Mr. WONG King Fai, Peter

Non-Executive Directors:	Alternate Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Mr. WOO Chiu Man, Cliff
Mrs. CHOW WOO Mo Fong, Susan	(Alternate to Mr. Christopher John Foll)
(also Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt)	Mr. MA Lai Chee, Gerald (Alternate to Mr. Wong King Fai, Peter)
Mr. Frank John SIXT